UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU ANNOUNCEMENT OF 2013 FINAL DIVIDEND PROPOSAL

(Santiago, Chile, March 4, 2014) – The board of Directors on its meeting held on March 4, approved to propose to the next Regular Shareholders’ Meeting the distribution, with charge to year 2013’s Net income, of the Final Dividend, in the amount of CLP103.48857 per share (CLP206.97714 per ADR), totaling CLP38,239,323,834 The Dividend will start to be paid on April 17th 2014, pursuant the Shareholders’ Meeting approval, to all the shareholders of the record as of April 11th 2014.

CCU is a diversified beverage company operating principally in Chile, Argentina, Uruguay and Paraguay. CCU is the largest Chilean brewer, the second-largest Chilean soft drink producer and the largest Chilean waters and nectars producer, the second-largest Argentine brewer, the third-largest Chilean domestic wine producer and the largest pisco distributor. It also participates in the HOD, rum and confectionery industries in Chile, in the beer, waters and soft drink industries in Uruguay, and in the beer, soft drinks, waters and nectars industries in Paraguay. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Compañía Pisquera Bauzá S.A..

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: March 4, 2014